DBS

October 27, 2006

082-03172

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06018017

SUPPL

Dear Sirs

UNAUDITED RESULTS FOR THIRD QUARTER ENDED SEPTEMBER 30, 2006

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for third quarter ended September 30, 2006.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

enc.

HLC/ct

Z:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2006\Oct 27\finance result-ltr.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg. No 199901152M

News Release

DBS

Ref No. 22/2006

DBS THIRD-QUARTER EARNINGS UP 32% TO $552 MILLION

* * *

Strong operating income trends sustained

* * *

SINGAPORE, 27 October 2006 - DBS Group Holdings today reported net earnings of $552 million for third quarter 2006, up 32% from a year ago. Earnings levels were maintained from the previous quarter as operating income trends were sustained. Net profit for the first nine months (excluding one-time gains recorded in the second quarter) increased 28% from a year ago to $1.62 billion.

Third-quarter operating income rose 25% from a year ago to $1.32 billion, with all revenue streams contributing to the improvement. Interest and fee income grew on higher business volumes as DBS captured the benefits of strengthened economic conditions. Compared to the previous quarter, net interest income continued to grow but was offset by a decline in net trading income.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

Net interest income up 22% as loans grew 8% from year ago

Net interest income rose 22% from a year ago and 2% from the previous quarter to a record $912 million. For the nine months, net interest income was up 24% to $2.66 billion.

Customer loans rose 2% during the quarter and 8% from a year ago to $85.3 billion. While corporate borrowing continued to lead, loan growth was more broad-based than in the previous quarter. Consumer loans grew 3% during the quarter, led by housing loans in Singapore as disbursements increased while early repayments eased further.

Interest margins of 2.17% were higher than the 1.92% a year ago as asset yields increased faster than funding costs in Singapore and Hong Kong. Compared to the previous quarter, margins fell six basis points due to a higher proportion of fixed deposits in the funding mix and to additional interest costs arising from two recent subordinated debt issues. As deposits grew faster than loans, the loan-deposit ratio fell to 67% from 69% in both the previous and year-ago quarters.

Non-interest income rises from year ago on better net fee and trading income

Net fee and commission income amounted to $293 million, 21% higher than a year ago as contributions from a wide range of fee activities grew. Fees from investment banking, loan syndication, credit cards and wealth management led the increase from a year ago. Compared to the previous quarter, net fee and commission income was little changed. For the nine months, net fee and commission income rose 14% from a year ago to reach $851 million, contributed by almost all categories of fees.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

Sales of wealth management products fell 22% from a year ago but rose 4% from the previous quarter to $1.59 billion.

Net trading income from trading businesses amounted to $65 million compared to $9 million a year ago as trading gains improved, but they were below the $112 million in the previous quarter. For the nine months, net trading income from trading businesses more than doubled to $290 million.

Cost-income ratio at 44%

Operating expenses rose 16% from a year ago to $584 million as a result of higher staff and computerisation costs. Staff costs grew 24% due to a higher salary base as a result of a tight labour market and to higher bonus accruals in line with the Group's better financial performance. Computerisation costs were higher due to equipment depreciation and major ongoing projects. As operating expenses rose less quickly than operating income, the cost-income ratio fell to 44% from 48% a year ago and was similar to the previous quarter.

For the nine months, operating costs increased 18% from a year ago to $1.74 billion, with the cost-income ratio improving from 46% to 44%.

Asset quality remains strong

Asset quality remained healthy. The amount of non-performing assets (comprising loans, debt securities and contingent liabilities) was $1.65 billion, unchanged from June 2006 and 9% below a year ago. The non-performing loan rate fell to 1.8% from 1.9% in the previous quarter and 2.0% a year ago.

Specific loan provision charges of $27 million were little changed from both comparative periods. General provisions of $29 million were also made for higher loan

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

balances during the quarter. For the nine months, specific loan provision charges amounted to $100 million, 20% below a year ago. General provisions for the nine months amounted to $77 million, compared with no charges a year ago.

Total cumulative provision coverage stood at 105%, similar to June 2006 and higher than the 97% a year ago.

DBS' return on assets improved to 1.14% from 0.92% a year ago, but was below the 1.18% in the previous quarter. Return on equity was 12.3%, compared to 9.7% a year ago and 12.7% in the previous quarter.

The capital adequacy ratio stood at 14.6%, and included a $500 million tier-2 subordinated debt issue that was closed in July 2006. The tier-1 ratio was 10.1%. Both ratios were comfortably above regulatory requirements.

DBS Vice-Chairman and CEO Jackson Tai said, "We are working on being more disciplined and consistent in our performance, and it is beginning to show in yet another quarter of strong operating results. Our customer franchise is delivering broad-based growth in our loan book, another quarter of record net interest income, and sustained fee income. Asset quality continued to be strong, giving us plenty of latitude to support our customers' growth throughout the region."

The Board declared a dividend of 17 cents per share for the quarter, similar to the previous quarter but above the 15 cents per share paid in third quarter 2005. This brings the total amount of dividends paid for the first three quarters of 2006 to 51 cents per share compared to 41 cents per share for the same period a year ago.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

DBS

About DBS
Headquartered in Singapore, DBS is one of the largest financial services groups in Asia with operations in 15 markets. The largest bank in Singapore and the fifth largest banking group in Hong Kong as measured by assets, DBS' "AA-" and "Aa2" credit ratings are among the highest in the Asia-Pacific region. DBS has leading positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in China, India, Indonesia, Malaysia, Thailand and The Philippines.More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[End]

For more information, contact

Karen Ngui
Group Strategic Marketing and Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M



DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the third quarter ended September 30, 2006.

For the third quarter of 2006, the Directors have declared an interim gross dividend of 17 cents (third quarter 2005: 15 cents) for each DBSH ordinary share.

The third quarter 2006 dividends will be paid less 20% Singapore income tax.

The third quarter 2006 dividends will be payable on November 23, 2006. DBS shares will be quoted ex-dividend on November 8, 2006. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on November 13, 2006. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on November 10, 2006 will be registered to determine shareholders' entitlement to the third quarter 2006 dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the third quarter 2006 dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

October 27, 2006
Singapore

More information on the above announcement is available at www.dbs.com/investor



Performance Summary

Unaudited Financial Results for the Third Quarter ended September 30, 2006

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2005.

	3rd Qtr 2006	3rd Qtr 2005 [1/]	% chg	2nd Qtr 2006	9 Mths 2006	9 Mths 2005 [1/]	% chg
Selected profit and loss items ($m)							
Net interest income	912	746	22	897	2,659	2,143	24
Net fee and commission income	293	242	21	296	851	745	14
Net trading income	70	1	>100	105	283	177	60
Net gain from non-trading investments	29	32	(9)	12	79	69	14
Other income	16	32	(50)	44	72	90	(20)
Operating income	1,320	1,053	25	1,354	3,944	3,224	22
Less: Operating expenses	584	505	16	594	1,742	1,475	18
Operating profit before provisions	736	548	34	760	2,202	1,749	26
Less: Provisions	41	4	>100	62	134	148	(9)
Associates	18	13	38	20	50	39	28
Operating profit before tax	713	557	28	718	2,118	1,640	29
Net profit attributable to shareholders ("Net profit")	552	419	32	549	1,619	1,265	28
Add: One-time gain [2/]	-	-	-	54	54	-	NM
Net profit	552	419	32	603	1,673	1,265	32
Selected balance sheet items ($m)							
Customer loans	85,254	78,776	8	83,410	85,254	78,776	8
Interbank loans	30,712	19,748	56	20,411	30,712	19,748	56
Total assets	197,086	182,577	8	189,589	197,086	182,577	8
Customer deposits	127,541	114,918	11	120,875	127,541	114,918	11
Total liabilities	176,601	162,689	9	169,780	176,601	162,689	9
Shareholders' funds	18,096	17,416	4	17,408	18,096	17,416	4
Key financial ratios (%) (excluding one-time gain)							
Net interest margin	2.17	1.92		2.23	2.20	1.86	
Non-interest/total income	30.9	29.2		33.8	32.6	33.5	
Cost/income ratio	44.2	48.0		43.9	44.2	45.8	
Return on assets	1.14	0.92		1.18	1.14	0.94	
Return on equity [3/]	12.34	9.70		12.70	12.42	9.98	
Loan/deposit ratio	66.8	68.5		69.0	66.8	68.5	
NPL ratio	1.8	2.0		1.9	1.8	2.0	
Specific provisions (loan)/average loan (bp)	12	15		16	16	22	
Tier 1 capital adequacy ratio	10.1	10.4		10.1	10.1	10.4	
Total capital adequacy ratio	14.6	14.7		14.4	14.6	14.7	
Per share data ($)							
Per basic share							
– earnings excluding one-time gain	1.46	1.11		1.46	1.43	1.12	
– earnings	1.46	1.11		1.50	1.47	1.12	
– net book value [3/]	11.73	11.34		11.29	11.73	11.34	
Per diluted share							
– earnings excluding one-time gain	1.40	1.07		1.40	1.38	1.08	
– earnings	1.40	1.07		1.44	1.41	1.08	
– net book value [3/]	11.51	11.14		11.08	11.51	11.14	

NM: Not meaningful

Notes:

1/ Figures for 2005 have been restated to make them consistent with the current year's presentation.

2/ One-time gain of $54 million from the sale of an office building in Hong Kong was recorded in 2nd Quarter 2006.

3/ Minority interests are not included as equity in the computation of net asset value and return on equity.

4/ Return on assets, return on equity, specific provisions (loan)/average loan and per share data for the quarters are computed on an annualised basis.

Net profit for the third quarter rose 32% from a year ago to $552 million and was little changed from the previous quarter.

Operating trends in first half 2006 were sustained during the third quarter. Operating income increased 25% from a year ago to $1.32 billion as all income streams improved. Compared to the previous quarter, higher interest income was offset by a decline in trading income.

DBS continued to benefit from the region's strong economic conditions during the quarter. Net interest income rose 22% from a year ago and 2% from the previous quarter to a record $912 million as customer loans and deposits expanded. Higher contributions from a broad range of activities boosted net fee income by 21% compared to a year ago to $293 million, an amount just below the record in second quarter 2006. Net trading income amounted to $70 million, higher than a year ago but two-thirds of the previous quarter's.

Operating expenses rose 16% from a year ago to $584 million as wage cost pressures persisted and higher computerisation charges were incurred. However, operating expenses fell 2% from the previous quarter. The cost-income ratio improved from 48% a year ago to 44% in the current quarter, similar to the previous quarter's level.

Asset quality continued to be healthy. The non-performing loan ratio improved from 2.0% a year ago and 1.9% in the previous quarter to 1.8%. Specific provision charges fell to 12 basis points of average loans compared to 15 basis points a year ago and 16 basis points in the previous quarter. A general provision of $29 million was made for the third quarter's loan growth.

Return on assets improved to 1.14% from 0.92% a year ago, but was below the 1.18% in the previous quarter. The return on equity was 12.3% compared to 9.7% a year ago and 12.7% in the previous quarter.

For the first nine months, net profit rose 28% from a year ago to $1.62 billion as operating income grew at a faster pace than operating costs. Return on assets for the nine months rose to 1.14% from 0.94%, while return on equity improved to 12.4% from 10.0%.

NET INTEREST INCOME

	3rd Qtr 2006			3rd Qtr 2005			2nd Qtr 2006		
Average balance sheet	**Average balance ($m)**	**Interest ($m)**	**Average rate (%)**	**Average balance ($m)**	**Interest ($m)**	**Average rate (%)**	**Average balance ($m)**	**Interest ($m)**	**Average rate (%)**
Interest-bearing assets									
Customer loans	84,118	1,176	5.54	78,339	845	4.28	80,794	1,134	5.63
Interbank assets	30,512	251	3.26	24,099	142	2.34	30,966	249	3.23
Securities	51,958	638	4.87	51,785	453	3.47	49,934	548	4.40
Total	166,588	2,065	4.92	154,223	1,440	3.70	161,694	1,931	4.79
Interest-bearing liabilities									
Customer deposits	126,797	757	2.37	115,775	396	1.36	120,945	665	2.20
Other borrowings	33,133	396	4.75	31,974	298	3.70	32,484	369	4.56
Total	159,930	1,153	2.86	147,749	694	1.86	153,429	1,034	2.70
Net interest income/margin [1/]		912	2.17		746	1.92		897	2.23

Average balance sheet	9 Mths 2006 Average balance ($m)	Interest ($m)	Average rate (%)	9 Mths 2005 Average balance ($m)	Interest ($m)	Average rate (%)
Interest-bearing assets						
Customer loans	81,359	3,347	5.50	74,444	2,185	3.92
Interbank assets	29,947	695	3.10	30,093	492	2.19
Securities	50,087	1,689	4.51	49,203	1,258	3.42
Total	161,393	5,731	4.75	153,740	3,935	3.42
Interest-bearing liabilities						
Customer deposits	122,101	1,990	2.18	115,629	994	1.15
Other borrowings	32,034	1,082	4.52	31,815	798	3.35
Total	154,135	3,072	2.67	147,444	1,792	1.63
Net interest income/margin [1/]		2,659	2.20		2,143	1.86

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income rose 22% from a year ago. Average asset volumes increased 8% to $166.6 billion as customer loans and interbank assets grew.

Interest margins improved from 1.92% a year ago to 2.17%. Compared to third quarter a year ago, yields on customer loans and interbank assets rose faster than funding costs in Singapore, reflecting the strength of DBS's domestic deposit franchise. In Hong Kong, the spread between prime lending rates and funding costs continued to widen in the third quarter.

The rate and volume analysis below indicates that, compared to a year ago, improving interest margins had a larger impact than higher asset volumes in growing net interest income.

Compared to the previous quarter, net interest income rose 2%. A 3% increase in asset volumes was partially offset by a six basis point (bp) decline in net interest margins to 2.17%.

The full-period inclusion of two recent subordinated debt issues accounted for 3 bp of the interest margin decline.

The remaining 3 bp decline was due to a higher volume and proportion of fixed deposits in the funding mix in Singapore and Hong Kong, partially offset by a higher yield on securities.

The rate and volume analysis below indicates that, compared to the previous quarter, higher asset volumes accounted for the increase in net interest income during the third quarter offset by margin compression.

For the nine months, net interest income grew 24% from a year ago to $2.66 billion while interest margins improved from 1.86% to 2.20%.

Volume and rate analysis ($m) Increase/(decrease) due to change in	3rd Qtr 2006 versus 3rd Qtr 2005			3rd Qtr 2006 versus 2nd Qtr 2006		
	Volume	Rate	Net change	Volume	Rate	Net change
Interest income						
Customer loans	63	268	331	47	(18)	29
Interbank assets	38	71	109	(3)	2	(1)
Securities	1	184	185	22	62	84
Total	102	523	625	66	46	112
Interest expense						
Customer deposits	38	323	361	32	52	84
Other borrowings	12	86	98	6	17	23
Total	50	409	459	38	69	107
Net impact on interest income	52	114	166	28	(23)	5
Due to change in number of days			-			10
Net interest income			166			15

Volume and rate analysis ($m) Increase/(decrease) due to change in	9 Mths 2006 versus 9 Mths 2005		
	Volume	Rate	Net change
Interest income			
Customer loans	203	959	1,162
Interbank assets	(2)	205	203
Securities	23	408	431
Total	224	1,572	1,796
Interest expense			
Customer deposits	56	940	996
Other borrowings	5	279	284
Total	61	1,219	1,280
Net impact on interest income	163	353	516
Due to change in number of days			-
Net interest income			516

NET FEE AND COMMISSION INCOME

($m)	3rd Qtr 2006	3rd Qtr 2005	% chg	2nd Qtr 2006	9 Mths 2006	9 Mths 2005	% chg
Stockbroking	28	29	(3)	33	98	73	34
Investment banking	40	30	33	44	103	89	16
Trade and remittances	48	46	4	47	139	131	6
Loan related	41	29	41	50	125	129	(3)
Guarantees	8	8	-	7	23	22	5
Deposit related	21	19	11	21	61	57	7
Credit card	29	25	16	28	81	67	21
Fund management	12	12	-	15	49	41	20
Wealth management	53	33	61	38	133	106	25
Others	13	11	18	13	39	30	30
Total	293	242	21	296	851	745	14

Net fee and commission income rose 21% from a year ago as contributions from a wide range of activities grew, reflecting strengthened regional economic conditions during the current year.

Higher capital market activities in the region boosted investment banking fees by 33% and loan syndication fees by 41% compared to a year ago. Deals during the third quarter included real estate investment trusts listed in Singapore.

Wealth management fees in the third quarter were boosted by a $13 million lump-sum payment from a product manufacturer for having achieved a certain level of sales in a prior period. Excluding this amount, wealth management fees rose 21% from a year ago as improved retail investor sentiment boosted sales of unit trusts and structured products.

Compared to the previous quarter, net fee and commission income was little changed. A decline in investment banking and loan syndication fees due to a decline in activity was offset by higher wealth management fees.

For the nine months, net fee and commission income rose 14% from a year ago to reach $851 million. The growth was led by stockbroking commissions, investment banking fees, credit card fees and wealth management fees.

OTHER NON-INTEREST INCOME

($m)	3rd Qtr 2006	3rd Qtr 2005	% chg	2nd Qtr 2006	9 Mths 2006	9 Mths 2005	% chg
Net trading income	70	1	>100	105	283	177	60
From trading businesses	65	9	>100	112	290	134	>100
From other businesses	5	(8)	NM	(7)	(7)	43	NM
Net gain on non-trading investments	29	32	(9)	12	79	69	14
Net gain on fixed assets 1/	3	4	(25)	2	5	8	(38)
Others (include dividend and rental income)	13	28	(54)	42	67	82	(18)
Total	115	65	77	161	434	336	29

Note:
1/ Exclude one-time gain of $54 million from the sale of an office building in Hong Kong in 2nd Quarter 2006.

Net trading income from trading businesses amounted to $65 million compared to $9 million a year ago and $112 million from the previous quarter. There were better trading gains than a year ago but they were not as high as the previous quarter's.

Net trading income from trading businesses for the nine months more than doubled from a year ago to $290 million.

Dividend income was lower than in the previous quarter. The decline was partially offset by higher gains in non-trading investments.

OPERATING EXPENSES

($m)	3rd Qtr 2006	3rd Qtr 2005	% chg	2nd Qtr 2006	9 Mths 2006	9 Mths 2005	% chg
Staff	317	255	24	321	938	773	21
Occupancy	47	48	(2)	45	138	134	3
Computerisation	94	82	15	97	283	227	25
Revenue-related	26	22	18	26	75	72	4
Others	100	98	2	105	308	269	14
Total	584	505	16	594	1,742	1,475	18
Staff headcount at period-end	12,670	12,562	1	12,453	12,670	12,562	1

Operating expenses increased 16% from a year ago to $584 million from higher staff and computerisation costs.

Staff costs grew 24% from a year ago. As with recent quarters, the increase was attributable to a higher salary base due to a tight labour market and to higher bonus accruals in line with the Group's better financial performance.

Computerisation expenses were also higher than a year ago due to equipment depreciation and expenses for major ongoing projects.

Compared to the previous quarter, operating expenses declined 2%. Staff costs fell slightly despite a higher headcount as a result of lower bonus accruals.

For the nine months, operating expenses increased 18% from a year ago to $1.74 billion. As the rise was below the increase in operating income, the cost-income ratio improved from 46% a year ago to 44% for the nine months.

PROVISION CHARGES

($m)	3rd Qtr 2006	3rd Qtr 2005	% chg	2nd Qtr 2006	9 Mths 2006	9 Mths 2005	% chg
General provisions	29	(36)	NM	34	77	-	NM
Specific provisions for loans	27	30	(10)	33	100	125	(20)
Singapore	8	10	(20)	23	44	58	(24)
Hong Kong	20	17	18	19	57	39	46
Other countries	(1)	3	NM	(9)	(1)	28	NM
Specific provisions for securities, properties and other assets	(15)	10	NM	(5)	(43)	23	NM
Total	41	4	>100	62	134	148	(9)

Total provision charges amounted to $41 million compared to $4 million a year ago. The increase was primarily due to a general provision charge of $29 million for loan growth this quarter, compared to a general provision write-back a year ago. Specific provision charges for loans of $27 million were 10% below a year ago as charges for new and existing NPLs fell.

Total provision charges were lower than the $62 million in the previous quarter as both general provisions and specific provisions declined.

For the nine months, total provision charges fell 9% from a year ago to $134 million as improved economic conditions resulted in lower specific provisions and a net write-back for securities. The declines were partially offset by general provisions of $77 million compared with no charges a year ago.

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
Selected profit and loss items							
3rd Qtr 2006							
Net interest income	446	189	158	144	66	(91)	912
Non-interest income	135	83	137	79	(51)	25	408
Operating expenses	251	88	95	107	6	37	584
Provisions	16	25	25	(2)	(2)	(21)	41
Operating profit before tax	314	159	175	119	11	(65)	713
2nd Qtr 2006 [1/]							
Net interest income	436	176	142	152	81	(90)	897
Non-interest income	130	75	161	95	(28)	24	457
Operating expenses	244	86	94	111	9	50	594
Provisions	11	16	44	0	0	(9)	62
Operating profit before tax	311	149	165	137	44	(88)	718
3rd Qtr 2005							
Net interest income	321	149	126	133	113	(96)	746
Non-interest income	118	58	81	14	(43)	79	307
Operating expenses	240	75	80	89	8	13	505
Provisions	15	31	17	8	0	(67)	4
Operating profit before tax	184	101	110	52	62	48	557
9 Mths 2006 [1/]							
Net interest income	1,302	537	432	441	216	(269)	2,659
Non-interest income	387	242	411	241	(68)	72	1,285
Operating expenses	727	255	277	314	24	145	1,742
Provisions	34	66	57	(3)	(3)	(17)	134
Operating profit before tax	928	458	509	375	125	(277)	2,118
9 Mths 2005							
Net interest income	939	416	345	323	287	(167)	2,143
Non-interest income	361	174	312	138	(119)	215	1,081
Operating expenses	680	212	228	258	23	74	1,475
Provisions	55	95	104	3	8	(117)	148
Operating profit before tax	565	283	325	203	137	127	1,640
Selected balance sheet and other items							
Sep 30, 2006							
Total assets before goodwill	29,615	20,322	40,337	68,325	28,165	4,489	191,253
Total liabilities	73,949	18,855	21,177	38,177	1,750	22,700	176,608
Capital expenditure for 3rd Qtr 2006	15	-	2	3	-	15	35
Depreciation for 3rd Qtr 2006	7	2	2	5	2	14	32
Jun 30, 2006							
Total assets before goodwill	28,985	18,988	38,164	67,242	28,482	1,895	183,756
Total liabilities	71,977	17,660	16,707	42,402	1,240	19,794	169,780
Capital expenditure for 2nd Qtr 2006	12	5	1	5	2	27	52
Depreciation for 2nd Qtr 2006	6	4	1	3	2	14	30

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
Dec 31, 2005							
Total assets before goodwill	29,518	18,396	32,824	67,107	24,047	2,509	174,401
Total liabilities	68,415	17,862	17,953	32,980	1,417	22,387	161,014
Capital expenditure for 4th Qtr 2005	22	12	3	11	6	75	129
Depreciation for 4th Qtr 2005	7	3	1	5	1	18	35
Sep 30, 2005							
Total assets before goodwill	30,081	19,090	32,094	68,491	23,934	1,956	175,646
Total liabilities	67,827	17,488	14,314	39,829	2,131	21,100	162,689
Capital expenditure for 3rd Qtr 2005	3	3	1	3	1	36	47
Depreciation for 3rd Qtr 2005	7	4	1	4	2	18	36

Note:
1/ 2nd Quarter 2006 income and profits exclude one-time gain.

Consumer Banking's (CBG) net interest income was little changed from the previous quarter as the benefit from higher deposit volumes was offset by higher deposit costs. Compared to a year ago, it was 39% higher due to better interest spreads and higher deposit volumes. Non-interest income was boosted this quarter by a lump-sum incentive payment from a wealth management product manufacturer for having achieved a certain level of sales. Operating expenses were moderately higher than the previous quarter and a year ago from sales-related commission costs. Provisions were little changed from both comparative periods.

Enterprise Banking's (EB) net interest income grew 7% from the previous quarter and 27% from a year ago due to higher loan and deposit volumes. Interest spreads were also higher than both comparative periods. Non-interest income increased 11% from the previous quarter due to higher fees from cash management and trade related activities, while higher sales of treasury-related products in Hong Kong contributed to the 43% increase from a year ago. Operating expenses were 17% higher than a year ago due mainly to higher support costs. Provision charges were up from the previous quarter due to higher specific provision charges in Singapore.

Corporate and Investment Banking's (CIB) net interest income rose 11% from the previous quarter and a 25% from a year ago due to higher loan and deposit volumes. Non-interest income was 15% below the previous quarter due to lower treasury-related and loan syndication activities, but grew 69% from a year ago due to a range of higher fee-related activities. Provision charges fell from the previous quarter due to lower general provision charges, but were higher than a year ago as there had been a general provision write-back in third quarter 2005.

Global Financial Markets' (GFM) non-interest income fell 17% from the previous quarter due to lower trading gains in credit markets. It was significantly higher than a year ago from higher trading gains in a wide range of markets. Operating expenses were 20% higher than a year ago as a result of bonus accruals and support costs.

Central Treasury Unit (CTU) manages the Group's asset and liability interest rate positions as well as investments of the Group's excess liquidity. Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected profit and loss items						
3rd Qtr 2006						
Net interest income	574	291	15	21	11	912
Non-interest income	254	95	19	27	13	408
Operating expenses	353	171	23	23	14	584
Provisions	9	27	(1)	5	1	41
Operating profit before tax	470	188	12	34	9	713
2nd Qtr 2006 [1/]						
Net interest income	563	286	10	24	14	897
Non-interest income	299	87	30	26	15	457
Operating expenses	375	164	20	20	15	594
Provisions	48	25	(1)	(5)	(5)	62
Operating profit before tax	444	184	21	50	19	718
3rd Qtr 2005						
Net interest income	454	247	6	24	15	746
Non-interest income	194	77	15	10	11	307
Operating expenses	297	167	16	14	11	505
Provisions	(21)	7	4	-	14	4
Operating profit before tax	372	150	1	33	1	557
9 Mths 2006 [1/]						
Net interest income	1,662	855	35	67	40	2,659
Non-interest income	842	272	69	67	35	1,285
Operating expenses	1,082	497	58	65	40	1,742
Provisions	54	71	2	(1)	8	134
Operating profit before tax	1,374	559	44	114	27	2,118
9 Mths 2005						
Net interest income	1,338	672	21	65	47	2,143
Non-interest income	711	255	42	40	33	1,081
Operating expenses	889	475	36	40	35	1,475
Provisions	54	19	24	-	51	148
Operating profit before tax	1,108	433	3	102	(6)	1,640
Total assets before goodwill						
Sep 30, 2006	123,895	45,630	7,606	5,427	8,695	191,253
Jun 30, 2006	124,078	38,820	7,258	4,487	9,113	183,756
Dec 31, 2005	116,087	41,393	5,861	3,781	7,279	174,401
Sep 30, 2005	116,894	42,408	5,247	3,773	7,324	175,646

Note:
1/ 2nd Quarter 2006 income and profits exclude one-time gain.

Singapore

Operating profit before tax rose 26% from a year ago as a result of a 28% increase in operating income partially offset by higher operating expenses and provision charge. The previous year's results had included a provision write-back. Compared to the previous quarter, operating profit before tax was 6% higher, due mainly to a decline in provision charges.

Net interest income was up 26% from a year ago as interest margins expanded, while non-interest income grew 31% from a year ago due to better fee and trading income. Compared to the previous quarter, net interest income was little changed while lower trading gains reduced non-interest income by 15%.

Operating expenses were 19% higher than a year ago as a result of higher staff and computerisation expenses. Costs for both items declined from the previous quarter, resulting in a 6% reduction in operating expenses from second quarter 2006.

Provision charges of $9 million were lower than the $48 million in the previous quarter as a result of lower general provisions and specific provision write-backs. A net provision write-back of $21 million a year ago was due largely to general provisions.

Hong Kong

The current quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 6% from third quarter 2005. The exchange rate was comparable to second quarter 2006.

Operating profit before tax increased 25% from a year ago and 2% from the previous quarter to $188 million due to higher operating income, partly offset by higher operating expenses and higher provision charges.

Net interest income rose 18% from a year ago due to higher interest spreads and increased loan and deposit volumes. It was slightly ahead of the previous quarter.

Non-interest income rose 23% from a year ago and 9% from the previous quarter as a result of higher wealth management product sales and a strong equity market.

Operating expenses were higher than the previous quarter as a result of higher wage and other operating costs. Compared to a year ago, operating expenses were higher due mainly to staff costs.

Provision charges were higher than a year ago as there had been a general provision write-back in third quarter 2005.

Other regions

DBS' operations outside Singapore and Hong Kong are in their build-up phase and do not yet have a significant impact on the Group. The largest contributions are currently from Indonesia (though a 99%-owned subsidiary) and the Philippines (through a 20% associate stake in Bank of Philippine Islands).

CUSTOMER LOANS

($m)	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005
Gross	86,673	84,835	80,949	80,241
Less:				
Specific provisions ("SP")	546	574	636	600
General provisions ("GP")	873	851	851	865
Net total	85,254	83,410	79,462	78,776
By business unit				
Consumer Banking	29,294	28,509	29,686	30,245
Enterprise Banking	20,023	19,488	19,234	19,008
Corporate and Investment Banking	32,670	30,937	26,478	26,110
Others	4,686	5,901	5,551	4,878
Total (Gross)	86,673	84,835	80,949	80,241
By geography				
Singapore	47,727	47,267	45,280	45,763
Hong Kong	27,170	26,505	26,669	26,148
Rest of Greater China	4,135	4,086	2,953	2,765
South and South-east Asia	3,064	2,662	2,287	2,125
Rest of the world	4,577	4,315	3,760	3,440
Total (Gross)	86,673	84,835	80,949	80,241
By industry				
Manufacturing	11,296	10,506	8,536	8,684
Building and construction	10,147	10,500	8,958	8,590
Housing loans	24,240	23,994	25,005	25,448
General commerce	9,040	8,835	8,639	8,800
Transportation, storage & communications	7,298	7,560	6,884	7,012
Financial institutions, investment & holding companies	10,313	10,112	9,785	8,553
Professionals & private individuals (except housing loans)	7,965	7,502	7,204	7,251
Others	6,374	5,826	5,938	5,903
Total (Gross)	86,673	84,835	80,949	80,241
By currency				
Singapore dollar	35,629	34,694	33,571	33,904
Hong Kong dollar	25,194	24,213	24,721	24,393
US dollar	15,041	15,737	16,214	15,759
Others	10,809	10,191	6,443	6,185
Total (Gross)	86,673	84,835	80,949	80,241

Customer loans rose 2% from the previous quarter, with the growth distributed between corporate, SME and consumer loans.

In Singapore, mortgage loans rose after several quarters of declines as disbursements increased and early repayments eased further. Corporate and SME loans in both Singapore dollars and foreign currencies also grew, although the disbursements were partially offset by a few large repayments.

In Hong Kong, loans rose 3% in local currency terms during the quarter, with all of the growth accounted for by corporates and SMEs. Housing loans fell 2% in Hong Kong dollar terms during the quarter.

For the year, customer loans grew 7%, largely from corporate loans across the region including Singapore.

NON-PERFORMING ASSETS AND PROVISION COVERAGE

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
Sep 30, 2006						
Consumer Banking	320	101	292	1.1	123	339
Enterprise Banking	732	289	198	3.7	67	147
Corporate and Investment Banking	426	186	325	1.3	120	227
Others	98	30	95	2.1	128	396
Total non-performing loans ("NPL")	1,576	606	910	1.8	96	216
Debt securities	38	15	68	-	218	541
Contingent liabilities	32	9	126	-	422	995
Total non-performing assets ("NPA")	1,646	630	1,104	-	105	237
Jun 30, 2006						
Consumer Banking	331	110	284	1.2	119	320
Enterprise Banking	721	300	192	3.7	68	144
Corporate and Investment Banking	438	189	308	1.4	113	228
Others	98	28	108	1.7	141	443
Total non-performing loans	1,588	627	892	1.9	96	213
Debt securities	37	15	75	-	243	611
Contingent liabilities	21	9	107	-	552	1,104
Total non-performing assets	1,646	651	1,074	-	105	234
Dec 31, 2005						
Consumer Banking	344	111	296	1.2	118	326
Enterprise Banking	691	283	190	3.6	68	144
Corporate and Investment Banking	573	267	262	2.2	92	155
Others	83	32	132	1.5	196	480
Total non-performing loans	1,691	693	880	2.1	93	190
Debt securities	130	57	71	-	99	209
Contingent liabilities	44	19	80	-	227	451
Total non-performing assets	1,865	769	1,031	-	97	198

By business unit

	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
Sep 30, 2005						
Consumer Banking	329	105	301	1.1	123	341
Enterprise Banking	671	250	188	3.5	65	144
Corporate and Investment Banking	531	257	259	2.0	97	171
Others	112	39	140	2.3	160	443
Total non-performing loans	1,643	651	888	2.0	94	201
Debt securities	136	59	72	-	96	209
Contingent liabilities	28	16	72	-	314	411
Total non-performing assets	1,807	726	1,032	-	97	207

By geography	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
Sep 30, 2006						
Singapore	854	341	445	1.8	92	216
Hong Kong	405	146	281	1.5	105	240
Rest of Greater China	72	18	45	1.7	88	292
South and South-east Asia	129	71	79	4.2	116	188
Rest of the World	116	30	60	2.5	77	149
Total non-performing loans	1,576	606	910	1.8	96	216
Debt securities	38	15	68	-	218	541
Contingent liabilities	32	9	126	-	422	995
Total non-performing assets	1,646	630	1,104	-	105	237
Jun 30, 2006						
Singapore	851	341	442	1.9	92	218
Hong Kong	394	144	281	1.5	108	243
Rest of Greater China	87	36	44	2.1	93	230
South and South-east Asia	125	68	69	2.8	110	183
Rest of the World	131	38	56	2.5	71	135
Total non-performing loans	1,588	627	892	1.9	96	213
Debt securities	37	15	75	-	243	611
Contingent liabilities	21	9	107	-	552	1,104
Total non-performing assets	1,646	651	1,074	-	105	234
Dec 31, 2005						
Singapore	883	382	449	2.1	94	203
Hong Kong	395	139	291	1.5	109	263
Rest of Greater China	91	36	23	3.2	65	88
South and South-east Asia	131	68	60	3.7	98	166
Rest of the World	191	68	57	3.7	65	92
Total non-performing loans	1,691	693	880	2.1	93	190
Debt securities	130	57	71	-	99	209
Contingent liabilities	44	19	80	-	227	451
Total non-performing assets	1,865	769	1,031	-	97	198
Sep 30, 2005						
Singapore	885	352	411	1.9	86	196
Hong Kong	422	147	284	1.6	102	240
Rest of Greater China	65	39	28	2.4	103	151
South and South-east Asia	129	64	70	6.1	104	184
Rest of the World	142	49	95	4.1	101	179
Total non-performing loans	1,643	651	888	2.0	94	201
Debt securities	136	59	72	-	96	209
Contingent liabilities	28	16	72	-	314	411
Total non-performing assets	1,807	726	1,032	-	97	207

By industry ($m)	Sep 30,2006		Jun 30, 2006		Dec 31, 2005		Sep 30, 2005	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Manufacturing	344	168	349	178	434	225	380	207
Building and construction	128	41	119	39	103	37	152	38
Housing loans	225	60	246	68	256	66	245	63
General commerce	345	131	339	133	367	150	277	122
Transportation, storage & communications	26	12	31	14	30	13	31	12
Financial institutions, investment & holding companies	179	48	189	47	164	47	192	50
Professionals & private individuals (except housing loans)	184	75	181	75	204	84	220	98
Others	145	71	134	73	133	71	146	61
Total non-performing loans	1,576	606	1,588	627	1,691	693	1,643	651
Debt securities	38	15	37	15	130	57	136	59
Contingent liabilities	32	9	21	9	44	19	28	16
Total non-performing assets	1,646	630	1,646	651	1,865	769	1,807	726

By loan classification ($m)	Sep 30, 2006		Jun 30, 2006		Dec 31, 2005		Sep 30, 2005	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Non-performing assets								
Substandard	1,081	88	1,053	82	1,220	156	1,237	178
Doubtful	225	202	224	200	276	244	246	224
Loss	340	340	369	369	369	369	324	324
Total	1,646	630	1,646	651	1,865	769	1,807	726
Restructured assets								
Substandard	295	43	318	41	429	85	446	83
Doubtful	57	36	48	34	26	27	23	31
Loss	38	38	39	39	41	41	43	44
Total	390	117	405	114	496	153	512	158

By collateral type ($m)	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005
	NPA	NPA	NPA	NPA
Unsecured non-performing assets	732	738	911	850
Secured non-performing assets by collateral type				
Properties	657	666	675	738
Shares and debentures	45	35	68	38
Fixed deposits	41	38	36	16
Others	171	169	175	165
Total	1,646	1,646	1,865	1,807

By period overdue

($m)	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005
	NPA	NPA	NPA	NPA
Not overdue	431	447	697	665
<90 days overdue	332	381	353	310
91-180 days overdue	191	138	157	270
>180 days overdue	692	680	658	562
Total	1,646	1,646	1,865	1,807

Non-performing loans of $1.58 billion were little changed from June 2006 and 4% lower than a year ago on an enlarged loan base. Including debt securities and contingent liabilities, the amount of non-performing assets (NPAs) was unchanged from June 2006 and 9% below a year ago at $1.65 billion.

The proportion of NPAs in the substandard category was at 65% compared to 64% in the previous quarter and 68% a year ago.

Provision coverage of 105% of NPAs was similar to the previous quarter and higher than the 97% a year ago.

FUNDING SOURCES

($m)	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005
Customer deposits	127,541	120,875	116,884	114,918
Interbank liabilities	12,389	11,769	8,959	9,995
Other borrowings and liabilities	39,060	39,537	37,637	40,248
Shareholders' funds	18,096	17,408	16,724	17,416
Total	197,086	189,589	180,204	182,577

CUSTOMER DEPOSITS

($m)	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005
By currency				
Singapore dollar	68,820	66,055	64,112	62,922
US dollar	22,828	22,436	22,676	21,645
Hong Kong dollar	23,121	21,203	19,736	20,066
Others	12,772	11,181	10,360	10,285
Total	127,541	120,875	116,884	114,918
By product				
Savings accounts	44,679	44,991	45,409	46,264
Current accounts	13,855	13,127	14,004	11,796
Fixed deposits	66,353	60,403	54,585	53,612
Other deposits	2,654	2,354	2,886	3,246
Total	127,541	120,875	116,884	114,918

Total funding rose 4% from June 2006 and 8% from a year ago to $197.1 billion. The increase was due largely to customer deposits, which rose 6% from June 2006 and 11% from a year ago to $127.5 billion.

Singapore-dollar customer deposits increased 4% from June 2006 and 9% from a year ago to $68.8 billion. The amount of fixed deposits was higher than both comparative periods, while the size of savings deposits declined in line with industry trends.

Hong Kong-dollar customer deposits rose 9% from June 2006 and 15% from a year ago to $23.1 billion. Most of the increase was in fixed deposits.

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk ("VaR") measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from October 1, 2005 to September 30, 2006. DBS changed its trading book VaR methodology from Parametric VaR (PVaR) to Historical Simulation VaR (HSVaR) on 1 September, 2006. The HSVaR is on average 20% lower than the PVaR; hence the histogram below which is based mainly on PVaR may not provide a meaningful benchmark.

		October 1, 2005 to September 30, 2006		
($m)	As at September 30, 2006	Average	High	Low
Total	12.9	18.9	27.9	8.5

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from October 1, 2005 to September 30, 2006.



DBSH Group VaR for Trading Book
No. of Days
50
45
40
35
30
25
20
15
10
5
0
>6-7
>7-8
>8-9
>9-10
>10-11
>11-12
>12-13
>13-14
>14-15
>15-16
>16-17
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
VaR (S$ million)



Daily Distribution of Group Trading Income
(1 October 2005 to 30 September 2006)
No. of days
60
50
40
30
20
10
0
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
>20-22
>22-24
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005
Tier 1				
Share capital	8,242	8,213	8,132	8,119
Disclosed reserves and others	11,795	11,439	10,809	11,433
Less: Goodwill	(5,834)	(5,833)	(5,823)	(6,931)
Total	14,203	13,819	13,118	12,621
Tier 2				
Cumulative general provisions	1,031	1,001	963	965
Subordinated debts	5,208	4,893	4,222	4,336
Others	54	19	13	(124)
Total	6,293	5,913	5,198	5,177
Total capital	20,496	19,732	18,316	17,798
Risk-weighted assets	140,250	137,375	123,847	121,165
Capital adequacy ratio (%)				
Tier I ratio	10.1	10.1	10.6	10.4
Tier II ratio	4.5	4.3	4.2	4.3
Total (Tier I & II) ratio	14.6	14.4	14.8	14.7

Based on regulatory guidelines, the Group total capital adequacy ratio increased from 14.4% in June 2006 to 14.6% in September 2006. The increase was due to the inclusion of S$500 million tier-2 subordinated debt issued in July 2006 set off by the amortisation of US$150 million of existing tier-2 subordinated debts during the quarter and higher risk weighted assets.

UNREALISED VALUATION SURPLUS

($m)	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005
Properties	417	415	416	756
Non-trading investments	15	16	25	45
Total	432	431	441	801

The amount of unrealised valuation surpluses were maintained at the previous quarter's level. The decline from previous year was mainly due to the sale of office buildings in Singapore in fourth quarter 2005.

SUBSEQUENT EVENTS

On October 2, 2006, DBS announced the sale of its 24.69% [1/] stake in Capital OK Company Limited to Shin Corporation of Thailand PCL. The consideration for the sale of 665 million baht (S$28 million) was fully settled in cash on the completion date, October 6, 2006. The sale has no material impact on the financial position and operations of the Group.

Note:
1/ DBS' 40% stake in Capital OK Company Limited was diluted to 24.69% on September 27, 2006 arising from a capital raising exercise on that date.

Unaudited Consolidated Income Statement

In $ millions	3rd Qtr 2006	3rd Qtr 2005	+/(-) %	2nd Qtr 2006	9 Mths 2006	9 Mths 2005	+/(-) %
Operating income							
Interest income	**2,065**	1,440	43	1,931	**5,731**	3,935	46
Interest expense	**1,153**	694	66	1,034	**3,072**	1,792	71
Net interest income	**912**	746	22	897	**2,659**	2,143	24
Net fee and commission income	**293**	242	21	296	**851**	745	14
Net trading income	**70**	1	>100	105	**283**	177	60
Net gain from non-trading investments	**29**	32	(9)	12	**79**	69	14
Other income	**16**	32	(50)	98	**126**	90	40
Total operating income	**1,320**	1,053	25	1,408	**3,998**	3,224	24
Operating expenses							
Personnel expenses	**317**	255	24	321	**938**	773	21
General and administrative expenses	**235**	214	10	243	**709**	589	20
Depreciation of properties and other fixed assets	**32**	36	(11)	30	**95**	113	(16)
Provisions for credit and other losses	**41**	4	>100	62	**134**	148	(9)
Total operating expenses	**625**	509	23	656	**1,876**	1,623	16
Operating profit	**695**	544	28	752	**2,122**	1,601	33
Share of profits of associates	**18**	13	38	20	**50**	39	28
Operating profit before tax	**713**	557	28	772	**2,172**	1,640	32
Income tax expense	**127**	97	31	131	**391**	259	51
Net profit	**586**	460	27	641	**1,781**	1,381	29
Attributable to:							
Shareholders	**552**	419	32	603	**1,673**	1,265	32
Minority interests	**34**	41	(17)	38	**108**	116	(7)
	586	460	27	641	**1,781**	1,381	29

Unaudited Balance Sheet as at

In $ millions	GROUP Sep 30 2006	GROUP Jun 30 2006	GROUP Dec 31 2005 [1]	GROUP Sep 30 2005	COMPANY Sep 30 2006	COMPANY Jun 30 2006	COMPANY Dec 31 2005 [1]	COMPANY Sep 30 2005
ASSETS								
Cash and balances with central banks	**5,948**	8,103	4,986	5,881				
Singapore Government securities and treasury bills	**13,921**	14,416	9,846	11,394				
Due from banks	**30,712**	20,411	23,816	19,748				
Other financial securities at fair value through profit or loss	**13,818**	15,172	14,989	15,385				
Positive replacement values	**7,924**	9,955	8,792	9,401				
Loans and advances to customers	**85,254**	83,410	79,462	78,776	**-**	-	-	-
Non-trading investments	**23,229**	22,258	23,102	24,420				
Securities pledged	**3,239**	3,125	2,380	2,912				
Subsidiaries	**-**	-	-	-	**6,854**	6,822	6,790	6,818
Investments in associates	**575**	551	585	517				
Goodwill on consolidation	**5,833**	5,833	5,803	6,931				
Properties and other fixed assets	**1,549**	1,556	1,662	1,812				
Deferred tax assets	**29**	56	51	63				
Other assets	**5,055**	4,743	4,730	5,337				
TOTAL ASSETS	**197,086**	189,589	180,204	182,577	**6,854**	6,822	6,790	6,818
LIABILITIES								
Due to banks	**12,389**	11,769	8,959	9,995				
Negative replacement values	**8,093**	9,703	8,537	9,359				
Due to non-bank customers	**127,541**	120,875	116,884	114,918				
Bills payable	**426**	373	378	358				
Current tax liabilities	**735**	660	557	641				
Deferred tax liabilities	**54**	51	58	60	**-**	-	-	-
Other liabilities	**11,428**	12,131	12,274	14,011	**8**	6	6	6
Other debt securities in issue [2]	**8,948**	7,812	8,002	7,838				
- due within one year	**2,755**	2,584	2,664	2,650				
- due after one year	**6,193**	5,228	5,338	5,188				
Subordinated term debts	**6,987**	6,406	5,365	5,509				
TOTAL LIABILITIES	**176,601**	169,780	161,014	162,689	**8**	6	6	6
NET ASSETS	**20,485**	19,809	19,190	19,888	**6,846**	6,816	6,784	6,812
EQUITY								
Share capital	**8,242**	8,213	8,132	8,119	**3,971**	3,942	3,861	3,848
Treasury shares	**(111)**	(111)	(117)	(117)	**-**	-	-	-
Other reserves	**2,753**	2,434	2,542	2,575	**52**	51	49	45
Revenue reserve	**7,212**	6,872	6,167	6,839	**2,823**	2,823	2,874	2,919
SHAREHOLDERS' FUNDS	**18,096**	17,408	16,724	17,416	**6,846**	6,816	6,784	6,812
Minority interests	**2,389**	2,401	2,466	2,472	**-**	-	-	-
TOTAL EQUITY	**20,485**	19,809	19,190	19,888	**6,846**	6,816	6,784	6,812
OFF BALANCE SHEET ITEMS								
Contingent liabilities	**11,373**	11,124	8,769	8,450				
Commitments	**80,022**	77,982	75,804	73,732				
Financial derivatives	**1,407,293**	1,403,137	1,359,935	1,568,450				
OTHER INFORMATION								
Net asset value per ordinary share ($)								
(i) Based on existing ordinary share capital					**4.49**	4.49	4.48	4.50
(ii) Assuming conversion of outstanding preference shares to ordinary shares					**4.34**	4.34	4.34	4.36

Notes:

1/ Audited

2/ Includes secured amount of $2,635 million as at September 30, 2006 (June 30, 2006: $2,384 million; December 31, 2005: $2,018 million; September 30, 2005: $1,992 million). These are mainly secured by properties and securities.

Unaudited Statement of Changes in Equity

GROUP	Attributable to Shareholders					
In $ millions	Share capital [1]	Treasury shares	Other reserves	Revenue reserve	Minority interests	Total equity
Balance at January 1, 2006	8,132	(117)	2,542	6,167	2,466	19,190
Exercise of share options	110					110
Net exchange translation adjustments			(1)		(60)	(61)
Share of associates' capital reserves			1			1
Cost of share-based payments			20			20
Draw-down of reserves upon vesting of performance shares		6	(6)			-
Available-for-sale investments/Cash flow hedge:						
- Net valuation taken to equity			269			269
- Transferred to income statement on sale			(43)			(43)
- Tax on items taken directly to or transferred from equity			(29)			(29)
Net profit for the period				1,673	108	1,781
Final dividends paid for previous year				(203)		(203)
Interim dividends paid for current year				(425)		(425)
Dividends paid to minority interests					(120)	(120)
Change in minority interests					(5)	(5)
Balance at September 30, 2006	**8,242**	**(111)**	**2,753**	**7,212**	**2,389**	**20,485**
Balance at January 1, 2005	8,066	(126)	2,328	6,176	2,431	18,875
On adoption of FRS 39 at January 1, 2005			292	(9)		283
Exercise of share options	51					51
Net exchange translation adjustments			(4)		45	41
Share of associates' capital reserves			1			1
Cost of share-based payments			31			31
Draw-down of reserves upon vesting of performance shares		9	(9)			-
Reclassification of reserves upon exercise of share options	2		(2)			-
Available-for-sale investments/Cash flow hedge:						
- Net valuation taken to equity			52			52
- Transferred to income statement on sale			(91)			(91)
- Tax on items taken directly to or transferred from equity			(23)			(23)
Net profit for the period				1,265	116	1,381
Final dividends paid for previous year				(268)		(268)
Interim dividends paid for current year				(325)		(325)
Dividends paid to minority interests					(125)	(125)
Change in minority interests					5	5
Balance at September 30, 2005	**8,119**	**(117)**	**2,575**	**6,839**	**2,472**	**19,888**

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Share capital [1]	Other reserves	Revenue reserve	Total equity
Balance at January 1, 2006	3,861	49	2,874	6,784
Exercise of share options	110			110
Cost of share-based payments		3		3
Net profit for the period			577	577
Final dividends paid for previous year			(203)	(203)
Interim dividends paid for current year			(425)	(425)
Balance at September 30, 2006	3,971	52	2,823	6,846
Balance at January 1, 2005	3,795	35	3,000	6,830
Exercise of share options	51			51
Cost of share-based payments		12		12
Reclassification of reserves upon exercise of share options	2	(2)		-
Net profit for the period			512	512
Final dividends paid for previous year			(268)	(268)
Interim dividends paid for current year			(325)	(325)
Balance at September 30, 2005	3,848	45	2,919	6,812

Note:

1/ Share capital included Capital redemption reserves and Share premium of *DBS Bank prior to restructuring* of DBS Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of Singapore Companies Act on 26 June 1999 (previously disclosed under Non-distributable reserves).

Unaudited Consolidated Statement of Cash Flows

In $ millions	9 Mths 2006	9 Mths 2005
Cash flows from operating activities		
Operating profit before tax	**2,172**	1,640
Adjustments for non-cash items:		
Provisions for credit and other losses	**134**	148
Depreciation of properties and other fixed assets	**95**	113
Share of profits of associates	**(50)**	(39)
Net gain on disposal of properties and other fixed assets	**(5)**	(8)
Net gain on disposal of non-trading investments	**(79)**	(69)
Operating profit before changes in operating assets & liabilities	**2,267**	1,785
Increase/(Decrease) in:		
Change in restricted balances with central banks	**440**	(198)
Due to non-bank customers	**10,657**	1,712
Due to banks	**3,430**	(944)
Other liabilities including bills payable	**(1,238)**	4,000
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	**(4,460)**	1,315
Other financial securities at fair value through profit or loss	**3,361**	(3,282)
Other assets	**(250)**	1,258
Due from banks	**(6,904)**	5,421
Loans and advances to customers	**(5,924)**	(9,297)
Tax paid	**(111)**	(266)
Net cash generated from operating activities (1)	**1,268**	1,504
Cash flows from investing activities		
Dividends from associates	**36**	30
Purchase of properties and other fixed assets	**(126)**	(94)
Net increase/(decrease) in non-trading investments	**(4)**	(2,722)
Proceeds from disposal of properties and other fixed assets	**106**	25
Net cash generated from/(used in) investing activities (2)	**12**	(2,761)
Cash flows from financing activities		
Increase in share capital	**110**	52
Net (decrease)/increase in debt securities and borrowings	**636**	1,113
Proceeds from issue of subordinated term debts	**1,928**	-
Dividends paid to shareholders of the Company	**(628)**	(593)
Dividends paid to minority interests	**(120)**	(125)
Net cash generated from financing activities (3)	**1,926**	447
Exchange translation adjustments (4)	**1**	(9)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**3,207**	(819)
Cash and cash equivalents at January 1	**9,408**	14,900
Cash and cash equivalents at September 30	**12,615**	14,081

Selected Notes to the Accounts

Issuance of Ordinary Shares

(a) The movement in the number of issued and fully paid-up ordinary shares for the third quarter ended September 30, 2006 is as follows:

At January 1, 2006	1,497,857,345
Exercise of share options pursuant to the DBSH Share Option Plan	8,306,580
At September 30, 2006	1,506,163,925

Weighted average number of shares for third quarter 2006	
- ordinary shares	1,502,076,249
- fully diluted	1,572,014,750

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares ("CPS") and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005
Conversion of non-voting CPS	120,436	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	66,475,374	66,475,374	66,475,374	66,475,374
Exercise of share options	29,769,925	32,392,048	39,474,281	41,692,146

Confirmation by the Board

We, Koh Boon Hwee and Jackson Tai, being two directors of DBS Group Holdings Ltd ("the Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the Third Quarter ended September 30, 2006 Unaudited Financial Results of the Company and of the Group to be false or misleading.

On behalf of the board of directors

Koh Boon Hwee	Jackson Tai
Chairman	Chief Executive Officer

October 27, 2006

Singapore